Exhibit 12(b)

General Electric Capital Services, Inc.

and consolidated affiliates

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Year ended December 31
(Dollars in millions)	2009	2008	2007	2006	2005

Earnings (loss)(a)	$(2,618)	$5,630	$13,987	$11,849	$10,282
Plus:
Interest included in expense(b)	17,943	25,202	23,046	18,065	14,117
One-third of rental expense(c)	272	173	338	307	301
Adjusted “earnings”(d)	$15,597	$31,005	$37,371	$30,221	$24,700

Fixed Charges:
Interest included in expense(b)	$17,943	$25,202	$23,046	$18,065	$14,117
Interest capitalized	39	65	80	77	72
One-third of rental expense(c)	272	173	338	307	301
Total fixed charges	$18,254	$25,440	$23,464	$18,449	$14,490

Ratio of earnings to fixed charges	0.85	1.22	1.59	1.64	1.70

Preferred stock dividend requirements	$1	$1	$1	$1	$1

Ratio of earnings before provision for
income taxes to earnings from
continuing operations	(1.36)	0.70	1.11	1.13	1.13

Preferred stock dividend factor on
pre-tax basis	(1)	1	1	1	1
Fixed charges	18,254	25,440	23,464	18,449	14,490

Total fixed charges and preferred
stock dividend requirements	$18,253	$25,441	$23,465	$18,450	$14,491

Ratio of earnings to combined fixed
charges and preferred stock dividends	0.85	1.22	1.59	1.64	1.70

(a)	Earnings (loss) before income taxes, noncontrolling interests, discontinued operations and undistributed earnings of equity investees.

(b)	Included interest on tax deficiencies.

(c)	Considered to be representative of interest factor in rental expense.

(d)
In accordance with Item 503 of SEC Regulation S-K, we are required to disclose the amount of earnings needed to achieve a one-to-one ratio of earnings to fixed charges. As of December 31, 2009, this amount was $2,657 million.